February 8, 2007

Ms. Tabatha Akins
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	Response of CepTor Corporation (the “Company”) to Comment Letter to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 (“Form 10-KSB”) and Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006 (File No. 001-32717)

Dear Ms. Akins:

We hereby submit a response to the letter of comment dated November 20, 2006 from the Division of Corporation Finance to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006. Our responses are numbered to correspond to the Commission’s comments.

Form 10-KSB for the fiscal year ended December 31, 2005
Item 7. Financial Statements, page 33
Report of Independent Registered Public Accounting Firm, page F1

Please confirm you will include the WithumSmith+Brown report in all future filings where auditors for financial statements in that filing rely on the WithumSmith+Brown report.

We will include the report of WithumSmith+Brown, P.C., the Company’s predecessor auditor for the period August 11, 1986 (date of inception) to December 31, 2003 in all future filings where the auditors for the financial statements rely upon that report.

462 Seventh Avenue, Suite 1200
New York, New York 10018
Ph: (212) 629-0804 Fax: (212) 201-5461
hbecker@CeptorCorp.com

Ms. Tabatha Akins
February 8, 2007

Notes to Financial Statements, page F-10
Note 6 – Merger with Medallion Crest Management, Inc. and Related Transactions, page F-18 Adoption of Stock Plans, page F-18

Please refer to your response to our prior comment number two. Please tell us the date you granted the options to your CEO, the fair [value] of Ceptor’s common stock on the grant date and how the fair value was determined given the stock was not publicly traded. Your use of the consideration paid by Xechem on January 27, 2004, a date that appears to precede the grant date of the options by a minimum of two months, would not appear to comply with APB 25 that requires using the fair value on the grant date. Further, tell us the nature and extent of any revision to the options granted to the CEO as a result of amendments to the spin off agreement and how your accounting complied with APB 25.

[Revisions to the response contained in our letter dated October 4, 2006 have been italicized]

We accounted for the option granted under the Founders’ Stock Plan at its intrinsic value pursuant to APB 25, the appropriate accounting guidance at the time.

The Company was acquired by Xechem International, Inc. (“Xechem”) effective January 27, 2004 for consideration valued at $4,760,000 (see Note 4 to the Company’s Form 10-KSB). For various reasons, the board of directors of Xechem decided to spin off the Company pursuant to a Spinoff Agreement dated March 31, 2004 and amended April 23, 2004 and December 9, 2004 (see Note 5 to the Company’s Form 10-KSB). The Spinoff Agreement provided for the establishment of the Founders’ Plan whereby an option to acquire 43.75% of the common stock of the Company would be allocated to and held by the management of the Company and the remaining 56.25% would be retained by Xechem. Initially, this option was granted to the Company’s chief executive officer on March 31, 2004, the effective date of the Spinoff Agreement. The Company recorded the intrinsic value of the option at date of grant as a charge to earnings and a corresponding credit to additional paid-in capital in the amount of $2,082,500. The intrinsic value was determined as 43.75% of the consideration paid by Xechem in its initial acquisition of the Company (see Note 4 to the Company’s Form 10-KSB). Between January 27, 2004 and March 31, 2004 no additional value was created by the Company as the entire effort of the Company was focused on negotiating and executing the Spinoff Agreement. Since there was no change in fair value from the time Xechem had acquired the Company (January 27, 2004) —to the execution of the Spinoff Agreement (March 31, 2004), the Company used the fair value Xechem paid for the Company as the intrinsic value.

Ms. Tabatha Akins
February 8, 2007

The First Amendment to the Spinoff Agreement dated April 23, 2004 clarified the Redemption Obligation and Contingent Consideration obligation. The Second Amendment to the Spinoff Agreement dated December 9, 2004, revised the exchange ratio for shares of common stock to make the exchange consistent with the terms in the pending private placement. Neither of the two Amendments affected the option granted pursuant to the original Spinoff Agreement. Pursuant to a Securities Purchase Agreement dated June 17, 2005, the option granted pursuant to the Spinoff Agreement was surrendered, registrant re-purchased from Xechem 2,886,563 shares of its common stock, the remaining shares held by Xechem were locked up and the Spinoff Agreement was terminated.

The spinoff was effective December 8, 2004 concurrent with the exercise of the options and the issuance of the restricted shares to management and the Company’s reverse merger transaction. Upon issuance of the shares of restricted common stock in December 2004, the Company recorded a charge to subscription receivable and a credit to common stock. Upon receipt of the exercise price, the Company charged cash and credited subscription receivable.

Form 10-QSB for the Quarterly period ended June 30, 2006
Part I – Item 1. Financial Statements (Unaudited), page 1
Notes to Condensed Financial Statements, page 6
Note 9 – Equity Transactions, page 17
Insufficient Authorized but Unissued Shares of Common Stock, page 17

Regarding the evaluation that you performed pursuant to paragraph 19 of EITF 00-19 and provided to us in response to prior comment three, please provide us a revised evaluation that clearly considers all instruments or agreements that could result in the issuance of common stock. Based on your disclosure of potentially dilutive securities on page 9, there also appears to have been Series A preferred stock, warrants and options outstanding that do not appear to have been considered in your evaluation. In so doing, please clearly illustrate how the maximum number of shares that you could be required to issue is less than the amount of authorized and unissued shares available at each date. In addition, as you had 15,500,069 shares of common stock outstanding at June 30, 2006, please clarify how you were able to have 90,188,698 shares reserved as of the date you filed your Form 10-Q; assuming that there is no change in the 100,000,000 shares of common stock authorized or in the number of shares outstanding at June 30, 2006, it appears there would have only been 84,499,931 authorized and unissued shares available as of the filing date.

The potentially dilutive securities on page 9 of our Form 10-QSB took into consideration only those securities outstanding at June 30, 2006 and not the effect of the contractual obligation to reserve 175% of the shares issuable upon conversion of the 6% convertible notes. In addition, certain mistakes were made when compiling that disclosure, such as the terms of a warrant issued in connection with the assignment on June 29, 2006, of the 8% debentures contained a ratchet provision which was overlooked when compiling the disclosure on page 9.

Ms. Tabatha Akins
February 8, 2007

Please see attached table which reconciles the common share equivalent of all potentially dilutive securities outstanding at June 30, 2006, with the disclosure on page 9 and with the shares which need to be reserved for future issuances.

At June 30, 2006, the Company had to reserve for future issuance 70,888,712 shares of common stock and had 15,500,069 shares of common stock issued and outstanding. The total of the shares required to be reserved and the shares issued and outstanding at June 30, 2006 was 86,388,781 shares.

Subsequent to June 30, 2006 and up to the date of filing of the Company’s Form 10-QSB on September 5, 2006, the Company should have reserved and additional 25,731,665 shares for issuance upon conversion of 6% Convertible Notes purchased post-June 30, 2006. The total shares to be reserved at the date of filing of the Form 10-QSB on September 5, 2006 was 112,120,446, an amount in excess of the authorized shares of the Company.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; do not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in its filings; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response to the undersigned at (212) 629-0804. Thank you.

Sincerely,

/s/ Howard Becker
Howard Becker
Chief Executive Officer

CepTor Corporation
Response to SEC Comment Letter, dated November 20, 2006
Comment 3

	Common	Per Table on Page 9						Reserved
	Share	Convertible		Series A		Difference		for
	Equivalent	Notes	Warrants	Preferred	Options	Shares	Note	Issuance
Jesselson Convertible Note
Conversion of principal & interest through maturity	3,493,507	3,493,507				—		3,493,507
Harbor Trust Convertible Note
Conversion of principal & interest through maturity	1,766,667	1,766,667				—		1,766,667
Series A Preferred Stock
Conversion of remaining preferred stock	2,214,000			2,214,000		—		2,214,000
Conversion of unit warrants	2,558,250		2,558,250			—		2,558,250
Conversion of placement agent warrants	511,650		511,650			—		511,650
Miscellaneous Warrants
Conversion	1,330,000		1,330,000			—		1,330,000
Incentive Stock Plans
Exercise of outstanding options	1,971,029				1,971,029	—		1,971,029
8% Convertible Debentures
Conversion of principal & interest through maturity	14,091,111	14,369,697				(278,586)	(1)	14,091,111
Warrants issued to original debenture holder	9,333,333		6,000,000			3,333,333	(2)	9,333,333
6% Convertible Notes Through June 30, 2006
Conversion of principal & interest through maturity	11,483,333	10,833,333				650,000	(3)	20,095,833	(5)
Conversion of attached warrants	7,333,333		7,333,333			—		7,333,333
Conversion of additional Series A Preferred	3,290,000			3,290,000		—		3,290,000
Conversion of Yield Enhancement Fee warrants	2,899,999		2,849,999			50,000	(4)	2,899,999

SUBTOTAL — at June 30, 2006	62,276,212	30,463,204	20,583,232	5,504,000	1,971,029	3,754,747		70,888,712
6% Convertible Notes After June 30, 2006
Conversion of principal & interest through maturity	8,833,333							15,458,333	(5)
Conversion of attached warrants	4,833,333							4,833,333
Conversion of additional Series A Preferred	3,290,000							3,290,000
Conversion of Yield Enhancement Fee warrants	2,149,999							2,149,999

TOTAL — at September 5, 2006	81,382,877							96,620,377

Notes:

(1)	-	represents adjustment made in interest calculation after filing the June 30, 2006 Form 10-QSB.

(2)	-	represents adjustment made in conversion calculation of ratchet provision after filing the June 30, 2006 Form 10-QSB.

(3)	-	represents the number of shares of the conversion of the accrued interest through matuirty.

(4)	-	represents a misunderstanding of the Yield Enhancement Fee calculation corrected after the filing of the June 30, 2006 Form 10-QSB.

(5)	-	terms of the 6% Convertible Notes require reservation of 175% of shares issuable upon conversion of principal and accrued interest through maturity.